This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the “Company”)
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

April 17, 2003

3.

Press Release

The Company issued two press releases;  the first was issued on April 17, 2003 and the second was issued on April 21, 2003.  Both were disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

On Thursday, April 17, Nevsun Resources Ltd. (NSU/TSX) became aware that Eritrean government officials had stated that the recent death of a Nevsun consulting geologist was linked to terrorism.  The Geologist, Mr. Tim Nutt, had been killed while carrying out mapping activities in a remote area 15 kilometers from the camp at the Company’s Bisha property.  While the Company, the Eritrean military and the police acted quickly to investigate the death and provide security, support and communications with Mr. Nutt’s family, it was understood by the Company and Government from the outset to be an isolated event.  The statement from the Eritrean government which linked Mr. Nutt’s death to terrorism surprised and concerned the Company and prompted an immediate chain reaction from media and investors as the Company prepared its response.  At the suggestion of the Toronto Stock Exchange, the Company requested a trading halt to complete an announcement.  The second news release was issued on Monday, April 21 to more fully explain the current circumstances and the Company’s position with respect to continuing operations in Eritrea.

5.

Full Description of Material Change

See attached two news releases.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on April 23, 2003

NEVSUN RESOURCES LTD.

Per:“Maureen Carse”

Maureen D. Carse

Corporate Secretary

April 17, 2003

ANNOUNCEMENT

Nevsun Resources Ltd. regrets to announce the death of a consulting geologist, Timothy Nutt, who was working on the Company’s Bisha property in Eritrea.  The Company expresses its deepest sympathies to Mr. Nutt’s family.

The Company has been advised by the Government of Eritrea that an investigation into the tragic death is in process.  The Government has acted swiftly to ensure security in the area and the Minister of Mines has emphasized the Government’s support to Nevsun’s continuing work in the country. The Company has been advised that all Government officials have been shocked by this tragic incident.

Senior management is in country meeting directly with Government officials to deal with this matter and ongoing business. Nevsun remains committed to its projects in Eritrea and will continue with its planned drilling program as previously announced.

NEVSUN RESOURCES LTD.

“Cliff T. Davis” Cliff T. Davis Chief Financial Officer	For further information, contact: Don Halliday, Manager Investor Relations e-mail: dhalliday@nevsun.com

UPDATE ON AFFAIRS IN ERITREA

        April 21, 2003

As a result of recent events Nevsun Resources Ltd. (“the Company”) is providing further details regarding its business operations in Eritrea.

On April 12, 2003 Tim Nutt was murdered while carrying out mapping activities in a remote area 15 kilometers from the camp at the Company’s Bisha property. Tim was an experienced geologist working as an independent consultant to the Company who had started work only a few weeks prior. Tim’s association with Nevsun’s management goes back 18 years as a respected friend and colleague. Our sincere condolences go to his family in this tragic time.

As can be expected our first concern was for the Nutt family and for the safety and security of our staff. Without request, the response from the Eritrean military and police was swift. The military immediately posted security at and around the Nevsun Bisha camp and the police commenced their investigation.

Nevsun management also reacted quickly. Bill Nielsen, VP Exploration, who had been at the Company’s property in Mali, arrived in Eritrea at the earliest possible time on Monday. John Clarke, CEO, arrived two days later to coincide with preliminary reporting by police investigators. The Government of Eritrea has been forthright and extremely co-operative. The British Embassy provided much appreciative assistance and support to the family and to Nevsun.

From the outset it was believed by the Company to be, and continued to be, considered a civil matter until the Government issued the statement of an act of terrorism. Accordingly, no news release was considered appropriate until this past Thursday when the Company read of the media assertions that the murder may have been related to terrorist activities. The facts and circumstances about what exactly had brought about this act of violence were not clear enough to issue a statement until then. Eritrean Government officials continue to emphasize that the investigation is ongoing and has not yet provided them with answers to these questions.

Government senior police authorities advised the Company late on Thursday April 17, 2003 that their investigation is ongoing. While suspects have been detained in custody, the police have not concluded their process. It is important to note that Eritrea is a country with a very low crime rate and this act of violence is considered by Eritrean authorities as an anomalous isolated event.

As further demonstration of his support, over this past weekend the Minister of Energy and Mines (Minister Tesfai Ghebresellasie) traveled to the Bisha property together with John Clarke and Bill Nielsen. The Minister has stated that “Nevsun will continue to receive every support required to continue its exploration activities and no stone will go unturned in bringing the perpetrators to justice”. Nevsun wishes to thank the Minister for his involvement in not only company matters but also his deep concern and personal attention paid to the family of Tim Nutt.

In the midst of this tragic event the Company continues its business. The Company’s exploration activities have continued in this past week and Nevsun expects to commence its second stage of the current drill program shortly. A Longyear 44 drill rig has recently been mobilized to site to continue to carry out the planned 6,500m diamond drill program (1,500m of which was carried out in February/March with a smaller drill rig). Work in progress includes geophysics, geological mapping, geochemical sampling, trenching and camp construction. An airborne geophysical survey has recently been flown over the property and will be interpreted in coming months. Further assay results of drilling completed in March are expected within the next week.

In summary, Nevsun officials are deeply saddened by the loss of Mr. Timothy Nutt. Eritrean officials have acted with urgency. It has been the judgment of the Company and the advice of Eritrean officials that the full facts and circumstances regarding this crime are as yet undetermined and that the Eritrean authorities are in firm control of this matter. Again our sympathies go out to Mr. Nutt’s family.

John Clarke arrives back in Vancouver on the evening of Monday April 21, 2003. Management will conduct a live conference call at 8:00am on Tuesday April 22, 2003 to provide a further briefing and to respond to questions surrounding this event and the Company’s ongoing plans to advance the exploration of its Eritrean portfolio as well as the resumption of exploration drilling at the Company’s Tabakoto and Segala properties in Mali. People who wish to listen to this call may phone toll free to 1-800-814 4857.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com www.nevsun.com